UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2016

Mizuho Financial Group, Inc.

By:	/s/ Koichi Iida
Name:	Koichi Iida
Title:	Managing Executive Officer / Group CFO

May 13, 2016

Company name:	Mizuho Financial Group, Inc.

Representative:	Yasuhiro Sato, President and CEO

Head office location:	1-5-5, Otemachi, Chiyoda-ku, Tokyo, Japan

Stock code:	8411 (First section of the Tokyo Stock Exchange)

Mizuho Announces New Medium-Term Business Plan:

Progressive Development of “One MIZUHO”

—The Path to a Financial Services Consulting Group

In February 2013, Mizuho Financial Group (hereinafter “Mizuho”) introduced its previous medium-term business plan, the One MIZUHO New Frontier Plan—Stepping Up to the Next Challenge. Under this plan, Mizuho transitioned to a new group management structure by which group-wide business units took the lead in formulating and promoting business strategies and initiatives for Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities and other corporate entities, under the guidance of the holding company, to deliver the right services to meet the needs of each customer.

Under the banner of “One MIZUHO,” Mizuho has also implemented a number of initiatives to deliver appropriate and timely responses to customers’ diverse financial needs, including positioning a customer-focused perspective as a cornerstone of the business plan, while advancing an integrated strategy of close collaboration between the banking, trust and securities functions, qualitatively transforming the profit structure and improving profitability. The group has also successfully enhanced its corporate governance by transitioning to the “company with three committees” system and by strengthening the functions of the holding company.

In light of the results of these initiatives and recent changes in the business environment, today Mizuho announced a new medium-term business plan for the next three-year period, entitled Progressive Development of “ One MIZUHO”—The Path to a Financial Services Consulting Group.

In addition to an uncertain regulatory environment, financial institutions face a number of challenges affecting the business environment. These include approaching a turning point in the global economy marked by instability in the economic structure by which emerging markets were the drivers of growth and by prolonged stagnation in natural resource prices, as well as the appearance of game-changing factors such as the rapid development of financial innovations. The new medium-term business plan seeks to establish a new business model for the financial industry—which is an issue that Mizuho has been tackling in the wake of the 2008 financial crisis—in light of these business environment changes.

By further reinforcing the customer-focused perspective, and by fully deploying the consulting capabilities of the group’s asset management and research & consulting functions, in addition to the banking, trust and securities functions, Mizuho aims to become an indispensable partner in the sustainable development of corporate customers—and in securing the future of individual customers—by delivering optimal solutions to address not only customers’ apparent needs and the issues that they face, but also their latent needs and issues that even they may not have identified yet.

Furthermore, in response to the challenging business environment, Mizuho will seek to thoroughly reform existing operational processes and pursue operational excellence as part of a project to promote greater improvements and efficiency by proactively introducing new technologies and business models.

Under the new medium-term business plan, Mizuho will perfect the One MIZUHO Strategy by creating a new business model as a financial services consulting group based on the foundations of operational excellence and a customer-focused perspective.

To speed up the reinforcement of these two foundational elements, Mizuho’s previous ten business units have been reorganized into five in-house companies and two units.

Please refer to the following pages regarding the details of the plan.

1.	Mizuho’s Objectives Under the Medium-Term Business Plan

By establishing a customer-focused business platform, Mizuho will form deeper relationships with our customers via our financial intermediary functions and our ability to take highly measured risks, and build the future of economies and communities as the most trusted financial partner in providing solutions for our customers. In the interest of building the new business model described herein, we have established the following objectives in the medium-term business plan.

A Financial Services Consulting Group
—The most trusted partner in solving problems and supporting the sustainable growth of customers and communities

2.	5 Basic Policies

In consideration of Mizuho’s objectives, a historical perspective and the fundamental value of financial institutions, the business environment, and Mizuho’s analysis of present circumstances, we have established the following five basic policies in the medium-term business plan and will build a new business model.

1.      Introduction of the in-house company system

2.      Selecting and focusing on certain areas of business

3.      Establishment of a resilient financial base

4.      Proactive involvement in financial innovation

5.      Embedding a corporate culture that encourages the active participation of our workforce to support a stronger Mizuho

3.	10 Basic Strategies

We have established the following 10 basic strategies as specific representations of the five basic policies with regard to Mizuho’s business strategy, financial strategy and management foundations.

Business strategy

1.      Strengthening our non-interest business model on a global basis

2.      Responding to the shift from savings to investment

3.      Strengthening our research & consulting functions

4.      Responding to FinTech

5.      Promoting the “Area One MIZUHO” strategy

Financial strategy 6. Controlling the balance sheet strategically and reforming the cost structure 7. Disposing of cross-shareholdings

Management foundations

8.      Completing implementation of the next generation IT system

9.      Fundamental reforms of HR management

10.    Continued initiatives towards embedding a corporate culture to support the creation of a stronger organization

4.	Operational Excellence

Mizuho’s operations are the actions that we take to fulfill the goals of the One MIZUHO strategy. By thoroughly reforming existing operational processes and pursuing operational excellence, Mizuho will make our operations more efficient, differentiate our customer-focused strategy from those of our competitors, and enhance the added value of our services, which will lead to establishing a sustainable competitive advantage.

5.	Introduction of the In-House Company System

On April 1, 2016, Mizuho introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage Mizuho’s strengths and competitive advantage, which is the seamless integration of Mizuho’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs. Previous to this transition, under the former business unit structure, the units were organized across several entities and each specialized in serving specific types of customers. Under the in-house company system, we make an even stronger customer segment delineation, which allows for the organization to take stronger, faster, and more consistent action according to the attributes of each customer during all processes from the formulation of strategy to its execution.

Mizuho has established the following five in-house companies, each covering a different customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company. This new structure strengthens our customer-focused approach.

Furthermore, Mizuho will streamline head office operations and implement speedy decision–making processes to further enhance the group’s front-line business and sales capabilities. At the same time, Mizuho will work to increase the group’s profitability and reform the risk-return structure in accordance with the group’s risk appetite policies.

6.	Enhancing Asset Management and Research and Consulting Functions

Mizuho considers asset management to be the fourth pillar of our One MIZUHO strategy. As we announced in March 2016, Mizuho plans to consolidate the asset management functions of several existing entities into a new entity—to be called Asset Management One—from October 1, 2016. Each of the group’s asset management companies has announced policies to follow in fulfilling their fiduciary duties. The new entity will continue these policies, and by strengthening our asset management and product provision capabilities through the merger, it will make efforts to be an esteemed asset manager and trusted, long-term financial partner in delivering solutions of the highest level and in our customers’ best interests.

The full deployment of the group’s research and consulting functions are the fifth pillar of our strategy. From fiscal 2016, these functions have been consolidated into the Research & Consulting Unit, thereby creating an ensemble of experts dedicated to helping customers develop solutions to any issue they may be dealing with. This new unit allows for the development of an enhanced global perspective. Maintaining a practical financial perspective using both a macro and micro approach enables the unit to collaborate with the five in-house companies in providing comprehensive solutions to address customers’ various actual and potential issues.

7.	Financial Targets

We will build a resilient financial base that is able to withstand changes in the competitive environment by leveraging the competitive advantage of the One MIZUHO strategy, selecting and focusing on certain areas of business, further improving profitability by pursuing operational excellence, and advancing initiatives to improve efficiency and quality and reduce costs.

Regarding Mizuho’s capital management policy, we will continue to pursue an appropriate balance between steadily strengthening our capital base and making steady returns to shareholders.

FY2018 Plan
Common Equity Tier 1 (CET1) Capital Ratio*1	Approximately 10%
Consolidated ROE*2	Approximately 8%
RORA (Consolidated Net Income Attributable to Owners of Parent)	Approximately 0.9%
Group expense ratio*3	Approximately 60% (predicted to be in the high 50s (%), excluding expenses related to the next-gen. IT system, etc.) (Target for FY2020: in the mid-50s (%))

*1	Excluding Net Unrealized Gains on Other Securities on a Basel III fully-implemented basis (under the current regulations)
*2	Excluding Net Unrealized Gains on Other Securities
*3	The aggregate expense ratio against gross business profit of Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities, Asset Management One (to be established in October 2016), and other major subsidiaries

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance. In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, those set forth in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on January 26, 2016, both of which are available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov. We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Inquiries: Public Relations Office, Corporate Communications Department, Mizuho Financial Group: +81 3-5224-2026

New Medium-Term Business Plan

Progressive Development of “One MIZUHO”

- The Path to a Financial Services Consulting Group -

May 2016

Mizuho’s Financial Services Consulting Group

Objectives—The most trusted partner in solving problems and supporting the sustainable growth of customers and communities—

Fully Implement the Customer First Principle Operational Excellence

(Customer-Focused) Pursue

Proactive Embedding a corporate

5 Basic Introduction of Selecting and focusing Establishment of culture that encourages the in-house on certain areas of a resilient financial involvement in the active participation of

Policies financial our workforce to support

company system business base innovation

a stronger Mizuho

1 Strengthening our non-interest business model on a global basis

2 Responding to the shift from savings to investment

Business

3 Strengthening our research & consulting functions

Strategies 4

Responding to FinTech

5 Promoting the “Area One MIZUHO” strategy

10 Basic Strategies

Financial 6 Controlling the balance sheet strategically and reforming the cost structure Strategies 7 Disposing of cross-shareholdings

8 Completing implementation of the next generation IT system

Management

9 Fundamental reforms of HR management

Foundations

10 Continued initiatives towards embedding a corporate culture to support the creation of a stronger organization

Establishment of Operational Excellence

Mizuho’s

Definition

Improve “operation,” the execution capabilities of the One MIZUHO strategy, and along with the differentiation of strategies centered on “customer-focused” approach, lead to establishing a sustainable competitive advantage and to enhancing added value of customer services; this initiative is not limited to cost reduction and structural reform

Basic Policy

Enhance the 4 elements of operation -1. Speed, 2. Quality / Accuracy, 3. Cost, and 4. Sustainability - to a higher level

- Continue thorough PDCA (Plan Do Check Action) and visualize performance to embed operational excellence as corporate culture -

Measures

Timeline

Problem Solving Type

Measures completed or immediately addressable

Structural Reform Type

Measures requiring mid-to-long term efforts

Enhance-Efficiency ment

Focus Point

Revisit existing operations in order to improve efficiency

Share and standardize operations supporting the integrated management of banking, trust and securities functions as well as both domestic and overseas operations

Reform into the optimal operation incorporating technological innovations and new ideas such as FinTech

Promotion Structure

Operational Excellence Promotion Committee (Chairman: Group-CEO)

Review the progress of measures

Monitoring KPIs

Heads of

Companies / Units / Groups

Introduction of the In-House Company System

Mgt. Structure based on Customer Segments — Reorganizing the 10 units structure into 5 in-house companies and 2 units

- Reorganization of the existing structure into 5 in-house companies to strengthen our market-driven approach
- Streamline head office operations by shifting HR to the front-line and implement speedy decision-making processes to further enhance the group's front-line business and sales capabilities
- The expertise and capabilities of the 2 independent units are available to further enhance expertise and support all of the in-house companies

Consistency of strategy | Speed up decision-making processes and enhance group's front-line capabilities | Clear responsibility of profits

10 Units

Unit	Customer segment
Personal Banking	Individuals
Retail Banking	SMEs
Corporate Banking	Middle market firms
Corporate Banking (Large Corporations)	Large corporations
Financial Institutions & Public Sector Business	Financial & public sector
International Banking	Customers outside Japan
Investment Banking	
Transaction Banking	
Asset Management	Investors
Markets	Investors

5 In-House Companies

Company	Customer segment
Retail & Business Banking Company	Individuals, SMEs, Middle market firms
Corporate & Institutional Company	Large corporations, Financial institutions, Public sector
Global Corporate Company	Americas, East Asia, Europe, Asia & Oceania
Global Markets Company	Investors
Asset Management Company	Investors

2 Units

- Global Products Unit (Transaction Banking; Investment Banking)
- Research & Consulting Unit

MIZUHO 3

Selecting and Focusing on Certain Areas of Business

Business Portfolio

Clarifying focus areas and areas to streamline based on attractiveness of the market and Mizuho's competitive advantage
Improving profitability by streamlining and revisiting strategies, and reallocating management resources to focus areas

Product Analysis

Product Mapping

Attractiveness of Market (High → Low)	Low ← Competitive Advantage → High	
High		Focus Areas
Low	Areas to Streamline and Revisit Strategies	

\+

- **Profit**
  - Profitability
  - Profit quality
- **Finance**
  - Capital charge
  - Liquidity charge
  - Regulatory fulfillment
- **Business**
  - Characteristics
  - Product linkage
  - Entry barriers

Reallocate Management Resources

Areas to Streamline and Revisit Strategies → **Focus Areas**

Management Resources (e.g. Employees, RWA)

Improve Profitability

From	To
Non-multilayered relationship	Multilayered relationship
Low value added needs	High value added needs

Customer Focused

From	To
Equity risk	Business risk
Head office	Front line

Optimize Business Promotion

From	To
Face-to-face	Less face-to-face (e.g. the Internet)
Unprofitable branches	Next generation branches

Improve Profitability and Build the Capital Base

Reallocation of Management Resources



Enhance added value of customer services
Allocate management resources
Create profit for customers
Realize a virtuous circle in the management of a financial institution
Improve profitability and build capital
Create shared value
Generate profits as a financial institution

Leads to Financial Services Consulting Business Promotion

MIZUHO

4

Establishment of a Resilient Financial Base

Resilience — Building a strong financial base in order to realize sustainable and stable growth

Balance Sheet Control Strategies

Develop a Resilient Balance Sheet both through "Offensive" and "Defensive" Measures

Strengthen Asset Turnover
- Reduce low profitability assets

Improve leverage ratio and RORA

- Appropriate control of foreign currency denominated assets
- Disposal of cross-shareholdings

Improve CET1 ratio and leverage ratio

Market Related Efforts
- Decrease market-based funding and repo transactions
- Decrease non customer assets / decrease fund-credit investments

Improve CET1 ratio and leverage ratio

Consolidated Total Assets
JPY 193Tn (Mar. 2016)

Assets	Liabilities / Net Assets
Loans JPY 73Tn	Deposits and NCD JPY 117Tn
Securities JPY 39Tn	
	Net Assets JPY 9Tn

Liability Control
- Shift from deposits to investment products

Improve leverage ratio and RORA

Capital Adequacy Improvement
- Steady build up of retained earnings
- Deliberate issuance of capital eligible securities and TLAC eligible securities

Improve CET1 ratio and leverage ratio

Cost Structure Reform

Differentiate Execution Capabilities to Support the Strategies

Operational Excellence

Speed | Quality Accuracy | Cost | Sustainability

One of the 4 Elements

Establish cost competitiveness by improving productivity and eliminating waste, inconsistency, and unreasonableness, thereby securing the necessary resources to further generate added value for our customers

Free up management resources by streamlining

Efficiency — Cost Structure Reform — Enhancement

Enhance operations by allocating management resources to further improve cost competitiveness

MIZUHO

5

Embedding a Corporate Culture that Encourages the Active Participation of

Our Workforce to Support a Stronger Mizuho

Strong, Continuing to promote the active engagement of the workforce and strengthen the corporate culture

Workforce,

and Culture, in order to establish a sustainable competitive advantage

Fundamental Reform of HR Management to Promote Active Participation of All Employees

Transforming into HR Management 1 which develops each individual

–Exploring the strengths of each employee

–Evaluating the process of learning from failures

2 Promoting Diversity & Inclusion

Establishing a Program to Develop 3 Strong Management Leaders

– take Producing the lead leaders in driving that are the ready group’s and strategies prepared to

Globalization of the Workforce & 4 HR Management

5 Establish Disciplined HR Governance

– Conducting HR management transparent and accountable

Corporate Governance

A trinity of efforts to take the practice of the ideals and values of the One MIZUHO concept to the next level

HR Corporate

Management Culture

Support the Promotion of Operational Excellence

Efforts to Establish a Strong Culture

Encouraging All Employees to Put the

1

Mizuho Values* into Practice

–Penetration of the corporate philosophy; making the visions of individual offices as a core component

–Continuing general managers’ off-site meetings

–Utilizing training programs

Further Promoting Internal

2

Communication

–Creating a sense of unity and improving loyalty

–Vitalizing measures for mutual communication between employees

–Sharing examples of practicing Mizuho Values at a higher level

* The values and principles shared by all of Mizuho‘s internal stakeholders to pursue the “Vision“: Customer First, Innovative Spirit, Team Spirit, Speed and Passion

Strengthening our Asset Management and Research & Consulting Functions

Establishing the Research & Consulting Unit Asset Conducting highest level of fiduciary duties Research & dedicated to helping customers develop Management while realizing customers’ needs Consulting solutions to any issue

Asset Management One One Think Tank

Aim to be the representative asset management company in Asia, number one in both “Quality” and “Quantity”

Contribute Japanese to financial the invigoration assets    of each Strengthen customer services segment for

Investment Life

Management Enhance product capabilities Insurance

Asset Management

One AUM*

(Estimated date of integration: JPY 50Tn October 1, 2016)

Distribution Corp.

network Product IT Gov. HR

Investment Trust Bank

Trusts (Asset Mgt. Businesses, etc.)

* AUM (Asset Under Management ) as of Sep. 2015

Research & Consulting Unit

Mizuho Bank

Industry

Research Industry Research Department Macro Mizuho Research Institute Mizuho Trust & Banking

Managerial,

financial Consulting Department

strategies, etc.

Consulting Mizuho-DL Financial Technology Environment, Mizuho Information &

social welfare,

IT consulting/ Research Institute

development, etc.

< Public sector> Mizuho Securities Securities market Research & Consulting Unit

Formation of Selection and Areas to independent Globalization focus Strengthen unit of functions

The above information includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. See “Forward-looking Statements” on P.9 of this presentation

Financial Targets

Financial Accounting Operational Policy	Transform into a resilient financial structure by steadily accumulating profits while also controlling risks and expenses

Financial Targets for FY2018

Common Equity Tier 1 (CET1) Capital Ratio

Approx. 10%

Basel III fully-effective basis (based on current regulations), excluding Net Unrealized Gains on Other Securities

Capital Management Policy:
Maintain an optimal balance between building a stable capital base and providing steady returns to shareholders

Consolidated ROE

Approx. 8%

Excluding Net Unrealized Gains on Other Securities

RORA
(Consolidated Net Income Attributable to Owners of Parent)

Approx. 0.9%

Group Expense Ratio*

Approx. 60%

Excluding expenses related to the next-generation IT Systems, etc.: high 50% level

FY2020: aim for the mid 50% range

Cross-Shareholdings Disposal

JPY 550Bn

Shares listed on Japanese stock market, acquisition cost basis, cumulative amount from FY2015 to FY2018

[Financial Market Assumptions for FY2018] 3M TIBOR: 0.05%, 10Y JGM: 0.30%, Nikkei 225: JPY 19,000, Foreign Exchange Rate (USD/JPY): JPY 122

* Expense ratio based on Gross Profits. Aggregate of Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities, Asset Management One (estimated date of integration: Oct., 2016) and other major subsidiaries

MIZUHO

The above information includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. See "Forward-looking Statements" on P.9 of this presentation

8

Forward-looking Statements

This presentation contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on January 26, 2016, both of which are available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.